NKARTA, INC.

6000 Shoreline Court, Suite 102

South San Francisco, CA 94080

July 7, 2020

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nkarta, Inc. Registration Statement on Form S-1 (Registration No. 333-239301)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it will become effective on July 9, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Nkarta, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Eric Sibbitt of O’Melveny & Myers LLP, counsel to the Company, at 415-984-8777, or in his absence, Sydney Ryan at 415-984-8908, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Nkarta, Inc.

By:	/s/ Paul Hastings
Paul Hastings
Chief Executive Officer

cc:	Eric Sibbitt
Sydney Ryan